

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE

October 15, 2010

By Facsimile (212-937-5248) and U.S. Mail

Samuel S. Guzik, Esq.
Guzik & Associates
1875 Century Park East, Suite 700
Los Angeles, CA 90067

> Re: **Private Media Group, Inc.**
>   **Definitive Proxy Statement on Schedule 14A filed October 8, 2010**
>
>   **Definitive Additional Materials filed October 8, 2010**
>   **File No. 000-25067**

Dear Mr. Guzik:

    We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

    After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

General

1.   It appears that the Company failed to comply with Exchange Act Rule 14a-6(a) by filing its proxy statement in definitive form. We refer you to Note 3 to Rule 14a-6(a) as well as Interpretation I.G.2. in our July 2001 Interim Supplement to the Telephone Interpretation Manual publicly available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm. We base our conclusion on the following considerations:

- The last paragraph on page 11 of the proxy statement indicates that on September 16, 2010, the Company was notified by Consipio Holding BV that Consipio intends to nominate six directors at the 2010 Annual Meeting. We note similar disclosure in Item 4(d) of the Schedule 13D filed by Consipio on September 28, 2010. We are in receipt of the notice provided by Consipio to the Company. Such notice explicitly states in the second paragraph that Consipio "intends to deliver a proxy statement and form of proxy to a sufficient number of holders of the Company's voting shares to elect" Consipio's nominees to the board. Based on the security ownership table on page 10 of the proxy statement, Consipio does not itself possess a sufficient number of shares to elect its nominees. Such information suggests that the Company reasonably should have known that Consipio would need to solicit proxies from other shareholders of the Company in order to obtain this "sufficient number" and such solicitation would constitute a solicitation in opposition as defined in Note 3 to Exchange Act Rule 14a-6(a).

- In a telephone call with Perry Hindin on October 15, 2010, you indicated that the Company believes that Consipio has failed to comply with the Company's bylaw nomination provisions because Consipio is not a shareholder of the Company. Disclosure in the last sentence on page 11 of the proxy statement indicates that the question of whether Consipio is legally entitled to vote any shares or to make any director nominations is currently being litigated. It is our understanding that a court has not made a final determination that Consipio is *not* a shareholder of the Company. Such information suggests that the Company cannot presently determine with certainty that Consipio is not legally entitled to vote any of the shares in question. Therefore, the Company's conclusion that Consipio failed to comply with the Company's bylaw nomination provisions on the aforementioned grounds appears unsupportable.

- In a telephone call with Perry Hindin on October 15, 2010, you referred to the legend appearing in both Item 4 and at the end of the Schedule 13D that included the following language "The Reporting Person Is Not Hereby Soliciting, And Does Not Intend To Solicit, Any Stockholder To Vote…" You cited to such language as support for the Company's position that it did not know nor should it have reasonably known of a solicitation in opposition. However, the plain reading of the legend only indicates that the Schedule 13D is not a solicitation and that Consipio is not using the Schedule 13D for that purpose. Further, notwithstanding the presence of this legend in the Schedule 13D, Consipio's notice of nomination, including the second paragraph of such notice, clearly indicates Consipio intended to solicit proxies in opposition to the Company's nominees.

2.   In light of our preceding comment, please refile the proxy statement in preliminary form and revise to include the additional disclosure requested in the following comments in this letter. Such preliminary proxy statement should be filed with the Commission at least 10 calendar days prior to the date that definitive copies of the proxy statement are first sent or given to security holders. Please see Exchange Act Rule 14a-6.

3.   Please include in the preliminary proxy statement to be filed prominent disclosure indicating that any proxy cards previously submitted by a shareholders that accompanied the definitive proxy statement will not be counted towards the election of directors. Also provide prominent disclosure that informs shareholders that in order for their proxy cards to be counted, they must sign and date new proxy cards that will accompany the definitive proxy statement to be sent to shareholders. Please advise us in your response letter the procedures the Company will follow to insure that only appropriate proxy cards will be counted. For example, any and all proxy cards bearing a date that precedes the date that the new definitive proxy statement and proxy card are first sent or given to shareholders should not be counted.

4.   Since the Company will need to refile the proxy statement in preliminary form, the previously sent notice to shareholders regarding internet availability of proxy materials no longer appears to comply with Exchange Act Rule 14a-16. Please advise us how the Company intends to comply with this rule with respect to its future filing.

5.   Disclose the existence of Consipio's solicitation in opposition. See Interpretation I.G.2. in our July 2001 Interim Supplement to the Telephone Interpretation Manual publicly available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm. Please also provide the disclosure required by Item 4(b) and 5(b) of Schedule 14A.

6.   If the preliminary proxy statement the Company will file continues to offer its shareholders the option of submitting a proxy by Internet, provide disclosure that includes a description of Internet voting procedures and the validity under applicable state law of proxies granted pursuant to this mechanism of electronic transmission. Provide similar disclosure on the proxy card. See Exchange Act Rule 14a-9 and Interpretation N.17 in our July 1997 Telephone Interpretation Manual publicly available on our website at http://sec.gov/interps/telephone/phonesupplement3.htm.

Business Experience of Directors and Nominees During the Past Five Years, page 5

7.   Please expand the basis for the Company's recommendation that holders vote for the director nominees. For each nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of the Company's business and structure. If material, this disclosure should cover more than the past five years, including information about the nominee's particular areas of expertise or other relevant qualifications. Please refer to Item 7(b) of Schedule 14A and Item 401(e) of Regulation S-K. Please note that the Proxy Disclosure Enhancements Release (Release No. 33-9089 (Dec. 16, 2009)), effective February 28, 2010, amended Regulation S-K Items 401, 402 and 407. Please refer to the Proxy Disclosure Enhancements Transition on our website at http://www.sec.gov/divisions/corpfin/guidance/pdetinterp.htm#q6.

Meetings and Committees of the Board of Directors, page 7

8.   Disclose whether the Audit Committee Charter is available to shareholders on the Company's web site, and if so, provide the company's web site address. See Item 7(b) of Schedule 14A and Item 407(d)(1) of Regulation S-K, including Instruction 2 to Item 407. Disclose whether the Compensation Committee has a charter. See Item 7(b) of Schedule 14A and Item 407(e)(2) of Regulation S-K, including Instruction 2 to Item 407.

Board of Directors Leadership Structure and Risk Oversight, page 8

9.   Disclose whether the Company has a lead independent director, and if applicable, what specific role the lead independent director plays in the leadership of the board. See Item 7(b) of Schedule 14A and Item 407(h) of Regulation S-K.

Changes in Control, page 12

10.   The disclosure in this section appears to suggest that the Company has deemed Consipio's director nominations to be invalid. Disclose the Company's findings as to the validity of such nominations and the bases for such conclusion. Also disclose the Company's bases for its belief that Consipio is not legally entitled to vote any of the shares in question or to make any director nominations.

Certain Relationships and Related Party Matters, page 17

11.   Revise the disclosure to quantify the outstanding amount owed by the Company under the Note as of the latest practicable date, as opposed to what the Company believes to be the outstanding amount as of May 9, 2008. See Item 7(b) of Schedule 14A and Item 404(a)(5) of Regulation S-K.

Miscellaneous, page 23

12.   Revise to state the date after which notice of a shareholder proposal submitted outside of Exchange Act Rule 14a-8 is considered untimely. We note that the disclosure currently provides a formula for calculating such date. See Item 1(c) of Schedule 14A and Exchange Act Rule 14a-5(e) of Regulation 14A.

*   *   *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures

Samuel S. Guzik, Esq.
Guzik & Associates
October 15, 2010
Page 5

it has made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions